SpaceoutVR, Inc.
Balance Sheet
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash	$ 269,063	$ 53,189
Accounts receivable	1,762	
Inventory	19,022	
Prepaid rent	121,175	
Other current assets	7,560	
Total current assets	418,582	53,189
Machinery and equipment	29,963	
Office furniture	948	
Accumulated depreciation	(30,911)	
Total fixed assets	-	-
TOTAL ASSETS	$ 418,582	$ 53,189
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 70,106	$ 1,425
Payroll liabilities	15,422	2,560
Total current liabilities	85,528	3,985
Deferred rent	121,175	
Notes payable	164,942	109,942
Total long-term liabilities	286,117	109,942
Total liabilities	371,645	113,927
Equity		
Common Stock, par value $0.0001; 10,000,000 shares authorized, 9,000,000 outstanding	900	100
Retained earnings (deficit)	46,037	(60,838)
Total shareholders' equity (deficit)	46,937	(60,738)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 418,582	$ 53,189